UNITED STATES OF AMERICA
        BEFORE THE SECURITIES AND EXCHANGE COMMISSION
__________________________________

In the Matter of

ALLEGHENY ENERGY, INC.                  CERTIFICATE OF
Hagerstown, Maryland                    NOTIFICATION
                                        PURSANT TO RULE 24
MONONGAHELA POWER COMPANY
Fairmont, West Virginia

File No. 70-9625
(Public Utility Holding
Company Act of 1935)
_________________________________

This is to certify that Allegheny Energy, Inc. (Allegheny) and Monongahela Power Company (Monongahela) have carried out the following transaction in accordance with the terms and conditions of and for the purposes represented by the Application or Declaration and the Order of the Securities and Exchange Commission dated August 11, 2000.

     (1) On November 7, 2000, Allegheny sold $135,000,000 of its medium-term notes at an interest rate of 7.75% due August 1, 2005. The underwriters on said transaction were Goldman, Sachs & Co., Salomon Smith Barney, Merrill Lynch & Co., and PNC Capital Markets, Inc.

This certificate of Notification is filed within ten days of the carrying out of the foregoing transaction.



                                       ALLEGHENY ENERGY, INC.